Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

September 22, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Work Stoppage at Pelephone

Tel Aviv, Israel - September 22, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company’s report dated June 7, 2018 and to Section 1.8 of the Chapter on the Description of the Company’s Business in the Company’s 2018 Periodic Report regarding the announcement of its subsidiary, Pelephone Communications Ltd. (“Pelephone”), concerning the receipt of notice of strike declaration/work stoppage in accordance with the Law for the Settlement of Labor Disputes, 1957, an immediate report is hereby provided.

On September 21, 2019, Pelephone notified the Company that Pelephone’s labor union began the continuous imposition of a variety of sanctions that lead to a work stoppage of some of Pelephone’s activities.

The Company and/or Pelephone cannot estimate the duration and extent of these sanctions, nor can the Company and/or Pelephone assess the effects of such sanctions at this stage.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.